UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

Investcorp Credit Management BDC, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

12574Q103
(CUSIP Number)

Investcorp BDC Holdings Limited
Century Yard
Cricket Square, P.O. Box 1111
Grant Cayman KY1-1102, Cayman Islands BWI
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12574Q103
1.	Names of Reporting Persons Investcorp Credit Management US LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,002,924 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,002,924 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,002,924 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12574Q103
1.	Names of Reporting Persons Investcorp BDC Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,002,924 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,002,924 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,002,924 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 12574Q103
1.	Names of Reporting Persons SIPCO Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,002,924 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,002,924 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,002,924 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 12574Q103
1.	Names of Reporting Persons Investcorp S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,002,924 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,002,924 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,002,924 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.0%

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) is being filed to report beneficial ownership of certain shares of common stock, par value $0.001 per share (the “Common Stock”) of Investcorp Credit Management BDC, Inc., a Maryland corporation (the “Issuer”).  On June 26, 2019, as previously reported by the Issuer and as described below, Investcorp BDC Holdings Limited (“IBDC”) and Investcorp Credit Management US LLC (“ICM”) entered into certain arrangements with the Issuer and its stockholders as a result of which IBDC and ICM may be beneficial owners (within the meaning of Rule 13d-1 under the Exchange Act) of certain shares of the Issuer’s common stock.

This Schedule 13D is filed by (i)  IBDC, (ii) ICM, (iii)  SIPCO Holdings Limited (“SIPCO”), a Cayman Islands company and (iv) Investcorp S.A., a Cayman Islands company (“Investcorp,” and together with IBDC, ICM and SIPCO, the “Reporting Persons”).  SIPCO and Investcorp expressly disclaim status as a “group” with the other Reporting Persons for purposes of this Schedule 13D.  All percentages reported herein are calculated based upon 13,625,533 shares of Common Stock outstanding as of September 17, 2019, as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 17, 2019.

Item 1. Security and Issuer

(a)  This Schedule 13D relates to the Common Stock of the Issuer.

(b)  The principal executive office of the Issuer is located at 65 East 55th Street, 15th Floor, New York, NY 10022.

Item 2. Identity and Background

For information with respect to the identity and background of each director or general partner and executive officer, as applicable, of the Reporting Persons, see Schedule 1 attached hereto.

(a)  The persons and entities filing this Schedule 13D are:

(i)	IBDC, a Cayman Islands company

(ii)	ICM, a Delaware limited liability company

(iii)	SIPCO, a Cayman Islands company

(iv)	Investcorp, a Cayman Islands company

(b)  The address of the principal place of business of:

(i)	IBDC is Century Yard, Cricket Square, P.O. Box 1111, Grant Cayman KY1-1102, Cayman Islands, BWI

(ii)	ICM is 280 Park Avenue, 36th Floor, New York, New York 10017

(iii)	SIPCO is Century Yard, Cricket Square, P.O. Box 1111, Grant Cayman KY1-1102, Cayman Islands, BWI

(iv)	Investcorp is Century Yard, Cricket Square, P.O. Box 1111, Grant Cayman KY1-1102, Cayman Islands, BWI

(c)  The principal business of:

(i)	IBDC is investing in companies that provide financial services

(ii)	ICM is advising companies that provide financial services

(iii)	SIPCO is a passive holding company that has no operations and no employees

(iv)	Investcorp, through its subsidiaries, acts as a principal and intermediary in international investment transactions

(d)  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship or Place of Organization for the Reporting Persons is:

(i)	IBDC – Cayman Islands

(ii)	ICM – Delaware

(iii)	SIPCO – Cayman Islands

(iv)	Investcorp – Cayman Islands

Item 3. Source and Amount of Funds or Other Consideration

As of the date of this filing, IBDC has used approximately $19,000 of contributions from its members to acquire Common Stock of the Issuer.  In the future, the Reporting Persons may use funds derived from contributions to their members to acquire Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons entered into the Agreements to facilitate their business and for investment purposes.  The Reporting Persons intend to maintain the existing business relationships between ICM and the Issuer.  The information in Item 6 is incorporated by reference herein.  Except as described in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule 1 to this Schedule 13D, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b)  See cover page for IBDC.  As of the date hereof, IBDC owns 2,920 shares of Common Stock purchased in open market transactions.  As described in Item 6, IBDC has agreed: (i) to purchase from the Issuer in a private placement transaction 680,985 newly issued shares of Common Stock at the most recently determined net asset value per share of the Common Stock at the time of purchase, subject to adjustments, (ii) to purchase in open market transactions 680,985 shares of Common Stock prior to August 30, 2021 and (iii)  if IBDC does not own at least 10% of the Common Stock before August 30, 2021, IBDC has agreed to purchase from the Issuer, and the Issuer has agreed to issue and sell, the remaining balance at a price per share equal to the greater of the then-current net asset value per share and the market price of the Common Stock on Nasdaq.

See cover pages for ICM, SIPCO and Investcorp.  Any Common Stock shown as being beneficially owned by ICM, SIPCO or Investcorp is the same Common Stock listed as being beneficially owned by IBDC.  As a result of the arrangements described in Item 6, the Reporting Persons may be deemed to be part of a group with the Cyrus Funds (as defined below) and part of a group with Stifel (as defined below) and, as a result, may be deemed to beneficially own or have voting or dispositive power over shares of Common Stock owned by each of them, aggregating to 6,000,004 shares of Common Stock, representing approximately 44.0% of outstanding Common Stock, representing.

ICM is an affiliate of IBDC.  Investcorp is the indirect parent corporation of the general partners of certain investment funds that indirectly own IBDC and ICM.  SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp.  Investcorp and SIPCO may be deemed to share beneficial ownership, voting and dispositive power over any Common Stock beneficially owned by IBDC or ICM.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D, including on Schedule A hereto.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions below of the SPA, Voting Agreements and ROFO Agreements (each as defined below below) are intended as a summary only and each is qualified in its entirety by reference to copies of such agreements filed as exhibits to this Schedule 13D and incorporated by reference herein.  The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.  Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Stock Purchase and Transaction Agreement

As previously announced by the Issuer, on June 26, 2019, the Issuer entered into a Stock Purchase and Transaction Agreement (the “SPA”) by and between the Company and IBDC, an affiliate of ICM. The SPA was entered into simultaneously with ICM’s entrance into a definitive interest purchase agreement to acquire a majority ownership interest in CM Investment Partners LLC (the “Adviser”), the investment adviser to the Company.

The transactions contemplated by the SPA closed on August 30, 2019, at which time ICM and the Issuer entered into a new advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser acts as investment adviser to the Issuer, and a new administration agreement, pursuant to which the Adviser acts as the Issuer’s administrator.

Voting Agreements

ICM has entered into separate Voting Agreement (collectively, the “Voting Agreements”) with (i) certain funds managed by Cyrus Capital Partners, L.P. (the “Cyrus Funds”) and (ii) Stifel Venture Corp. (“Stifel”).  The Voting Agreements provide that the counterparties will participate in stockholder meetings and vote Common Stock owned by them on the date of the agreements (i) against, or otherwise not in favor of, electing one or more nominees to the Issuer’s Board proposed by a stockholder of the Issuer in connection with a proxy contest, (ii) against, or otherwise not in favor of, terminating the Advisory Agreement or approving any investment advisory agreement between the Issuer and any adviser other than ICM and (iii) in favor of renewing or approving the Advisory Agreement.  Each Voting Agreement provides that such voting arrangements will terminate upon the earliest of (i) ICM no longer serving as the investment adviser to the Issuer, (ii) IBDC and its affiliates no longer owning, in the aggregate, at least 50% of the equity interests in ICM, (iii) the Cyrus Funds (along with its affiliates) or Stifel (along with its affiliates), as applicable, owning less than 7.5% of the Common Stock, (iv) the date, if any, on which Michael C. Mauer is no longer the Co-Chief Investment Officer of ICM due to his termination without cause by ICM and (v) August 30, 2021 (the period prior to such determination, the “Restricted Voting Period”).

The Voting Agreements also provide that the Cyrus Funds and Stifel, respectively, shall not call a special meeting of stockholders to elect, remove or replace directors, to terminate the Advisory Agreement or to vote on any investment advisory agreement between the Issuer and any adviser other than ICM, nor will they grant any proxies or powers of attorney with respect to their Common Stock.  This Agreement shall terminate upon the earlier of (a) the date of termination of the SPA in accordance with its terms, (b) the date on which the parties agree in writing to terminate the Voting Agreement, (c) the expiration of the Restricted Voting Period and (d) the entry into a definitive agreement between the parties pursuant to which IBDC acquires all of the counterparty’s Common Stock.

Right of First Offer Agreements

On August 30, 2019, IBDC entered into separate Right of First Offer Agreements (collectively, the “ROFO Agreements”) with (i) the Cyrus Funds and (ii) Stifel.  The ROFO Agreements provided that the Cyrus Funds and Stifel, as applicable, shall not sell, transfer, pledge, hypothecate, gift, bequest, devise, assign or otherwise dispose of Common Stock owned by them on the date of the agreements, unless pursuant to a permitted transfer or as set forth below.  Each ROFO Agreement provides that such arrangements will terminate upon the earliest of (i) ICM no longer serving as the investment adviser to the Issuer, (ii) IBDC and its affiliates no longer owning, in the aggregate, at least 50% of the equity interests in ICM, (iii) the Cyrus Funds (along with its affiliates) or Stifel (along with its affiliates), as applicable, owning less than 10% of the Common Stock and (iv) December 26, 2020 (the period prior to such determination, the “ROFO Period”).

If the Cyrus Funds or Stifel, as applicable, proposes to sell its Common Stock during the ROFO Period, it must provide notice to IBDC of the terms of the proposed sale at least three business days prior to the good faith estimate of the desired sale date.  IBDC may then purchase any or all of the Common Stock proposed to be sold, subject to certain minimum purchase amounts.  The foregoing right of first offer will not apply to the following permitted transfers: (i) transfer to affiliates that agree to be bound by the applicable ROFO Agreement, (ii) repurchases by the Issuer, (iii) certain sales pursuant to an effective registration statement and (iv) certain transfers pursuant to Rule 144 under the Securities Act of 1933.

Item 7. Material to Be Filed as Exhibits

A.
Stock Purchase and Transaction Agreement, dated June 26, 2019, by and between CM Finance Inc and Investcorp BDC Holdings Limited (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on July 1, 2019).

B.
Support and Voting Agreement, dated as of June 26, 2019, by and among Cyrus Opportunities Master Fund II, Ltd., Crescent 1, L.P., CRS Master Fund, L.P. and Cyrus Select Opportunities Master Fund, Ltd. and Investcorp Credit Management US LLC.

C.
Right of First Offer Agreement, dated as of August 30, 2019, by and among Cyrus Opportunities Master Fund II, Ltd., Crescent 1, L.P., CRS Master Fund, L.P. and Cyrus Select Opportunities Master Fund, Ltd., and Investcorp BDC Holdings Limited.

D.	Support and Voting Agreement, dated as of June 26, 2019, by and between Stifel Venture Corp. and Investcorp Credit Management US LLC.

E.	Right of First Offer Agreement, dated as of August 30, 2019, by and between Stifel Venture Corp. and Investcorp BDC Holdings Limited.

F.	Agreement regarding filing of joint Schedule 13D.

Schedule A

Set forth below is a list of open market transactions in shares of the Common Stock which have been effected by the Reporting Persons in the past 60 days.  All such transactions were open market transactions.  The prices reported below are weighted average prices.  The shares were sold in multiple transactions at prices in the ranges reported below.  The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth below.

Trade Date	Entity	Purchase or Sale	Quantity	Weighted Average Price	Price Ranges
10/2/19	ICM	Purchase	2,000	$6.5475	$6.45 – $6.64
10/3/19	ICM	Purchase	920	$6.5040	$6.48 – $6.515

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2019

INVESTCORP BDC HOLDINGS LIMITED, by The Director Ltd.		INVESTCORP CREDIT MANAGEMENT US LLC

By:	/s/ Toni Pinkerton	By:	/s/ Patrick Maloney
	Name: Toni Pinkerton		Name: Patrick Maloney
	Title: Director		Title: General Counsel

SIPCO HOLDINGS LIMITED		INVESTCORP S.A.

By:	/s/ Rasha Sabkar	By:	/s/ Daniele Vecchi
	Name: Rasha Sabkar		Name: Daniele Vecchi
	Title: Director		Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

SCHEDULE I

INVESTCORP S.A.
DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

Rishi Kapoor	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Director	Indian

HE Mohammed Bin Mahfoodh Alardhi	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Director.	Omani

Daniele Vecchi	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Director.	Italian

Rasha Sabkar	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Director	Bahraini

INVESTCORP S.A.
EXECUTIVE OFFICERS

Name	Position	Present Business Address	Present Principal Occupation	Citizenship

Rishi Kapoor	Chief Financial Officer	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Co-Chief Executive Officer of Investcorp Holdings S.A.	Indian

Paget-Brown Trust Company Ltd.	Assistant Secretary	PO Box 1111 George Town Grand Cayman KY1-1102 Cayman Islands	Providing Corporate Management Services	Cayman Islands

Rasha Sabkar	Secretary	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Secretary of Investcorp Holdings S.A.	Bahraini

HE Mohammed Bin Mahfoodh Alardhi	Executive Chairman	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Executive Chairman of Investcorp Holdings S.A.	Omani

Hazem Ben-Gacem	Co-Chief Executive Officer	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Co-Chief Executive Officer of Investcorp Holdings S.A.	British

SIPCO HOLDINGS LIMITED
DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

Mohammed Bin Mahfoodh Alardhi	Investcorp House P.O. Box 5340 Manama Bahrain	Director	Omani

Rasha Sabkar	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Director	Bahraini

Mark Horncastle	Investcorp International Ltd 48 Grosvenor Street London W1K 3HW UK	Director	British

Ghassan Abdulaal	Investcorp House P.O. Box 5340 Manama Bahrain	Director	Bahraini

Jan Erik Back	Investcorp House P.O. Box 5340 Manama Bahrain	Director	Swedish

SIPCO HOLDINGS LIMITED
EXECUTIVE OFFICERS

Name	Position	Present Business Address	Present Principal Occupation	Citizenship

Paget-Brown Trust Company Ltd.	Secretary	Boundary Hall Cricket Square P.O. Box 1111 George Town, Grand Cayman KY1-1102, Cayman Islands	Providing Corporate Management Services	Cayman Islands

Jan Erik Back	Chief Financial Officer	Investcorp House P.O. Box 5340 Manama Bahrain	Chief Financial Officer of Investcorp Holdings S.A..	Swedish

Mohammed Bin Mahfoodh Alardhi	Executive Chairman And Chief Executive Officer	Investcorp House P.O. Box 5340 Manama Bahrain	Executive Chairman of Investcorp Holdings S.A..	Omani

Mark Horncastle	Assistant Secretary and General Counsel	Investcorp International Ltd 48 Grosvenor Street London W1K 3HW UK	General Counsel of Investcorp Holdings S.A.	British

INVESTCORP BDC HOLDINGS LIMITED
MANAGERS

Name	Present Business Address	Present Principal Occupation	Citizenship

The Director Limited	Boundary Hall Cricket Square P.O. Box 1111 George Town, Grand Cayman KY1-1102, Cayman Islands	Director	Cayman Islands

INVESTCORP BDC HOLDINGS LIMITED
OFFICERS

Name	Position	Present Business Address	Present Principal Occupation	Citizenship

Paget-Brown Trust Company Ltd.	Secretary	Boundary Hall Cricket Square P.O. Box 1111 George Town, Grand Cayman KY1-1102, Cayman Islands	Providing Corporate Management Services	Cayman Islands

INVESTCORP CREDIT MANAGEMENT US LLC
MANAGERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Investcorp International Holdings, Inc.	280 Park Avenue Floor 39 New York, NY 10017	Director	US

INVESTCORP CREDIT MANAGEMENT US LLC
OFFICERS

Name	Position	Present Business Address	Present Principal Occupation	Citizenship

James A. Feeley III	Co Head ICM US	Investcorp International Holdings, Inc. 280 Park Avenue Floor 39 New York, NY 10017	Co Head ICM UC	US

Michael Mauer	Co Head ICM Us	Investcorp International Holdings, Inc. 280 Park Avenue Floor 39 New York, NY 10017	Co Head ICM US	US

Patrick Maloney	General Counsel & Chief Compliance Officer	Investcorp International Holdings, Inc. 280 Park Avenue Floor 39 New York, NY 10017	General Counsel & Chief Compliance Officer	US

Gene Basov	Chief Financial Officer	Investcorp International Holdings, Inc. 280 Park Avenue Floor 39 New York, NY 10017	Chief Financial Officer	US